Filed by Salix Pharmaceuticals, Ltd. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: InKine Pharmaceutical Company, Inc.

Commission File No.: 000-25572

[THE FOLLOWING IS THE SCRIPT FOR A CONFERENCE CALL HELD BY SALIX PHARMACEUTICALS, LTD. WITH ITS EMPLOYEES ON JUNE 23, 2005 AND QUESTIONS AND ANSWERS SENT TO MANAGERS]

Good afternoon everyone. We have some very exciting news to share with you today. As we speak, we are issuing a press release to announce our intent to acquire InKine Pharmaceutical Company. They are a publicly traded company from just outside Philadelphia, Pennsylvania in a smaller town called Bluebell.

Various remarks during this call about expected benefits resulting from the proposed merger, future expectations, and plans and prospects for the combined company constitute forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Actual results might differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to the proposed merger and integration of the companies, as well as those discussed in each company’s press releases and SEC filings, including their Forms 10-K for 2004. The information in this conference call related to projections, development plans and other forward-looking statements is subject to this safe harbor.

This is a very exciting time for our company and our future, as the combined company gives us the opportunity to create the largest and most-respected specialty pharmaceutical company focused exclusively on gastroenterology. We believe that the combined company represents a combination of assets with great strategic fit and a clear rationale for ongoing growth. We anticipate a number of potential benefits will arise from the new structure: most of all, we will have the enhanced ability to serve our patients and physicians and continue to focus on our mission with an expanded sales force that continues to be second to none.

The combined company will operate out of the current Salix corporate headquarters which all of you know is here in North Carolina, and we will continue with the name Salix Pharmaceuticals, Inc. All Salix employees will continue in their respective positions in the new company. We may need to add some InKine employees internally to help support the new products, but we have not yet sorted all of that out.

The new Salix organization will continue to market Colazal, Xifaxan, Azasan, Proctocort, and Anusol-HC. The acquisition of InKine adds their flagship product Visicol, a well known purgative product, to our portfolio of products. The acquisition also adds INKP-102, the follow-on product to Visicol, to our pipeline of products in development. INNKP-102 is thought to offer significant advantages over the current Visicol formulation and we believe will be patent protected until 2024.

We expect to expand our field sales force from the current level of 68 territory managers, to approximately 100 territory managers. We are in the process of determining territory configuration, and we will announce the new territory alignment as soon as we can. It may take a couple of months to finalize everything and when we do, we will bring everyone back together and roll it out to you. It is our goal to handle the integration of our two organizations as efficiently as possible. I would like to ask for, and know that I can count on, each of your support, assistance and patience as we move forward. It is our priority to provide uninterrupted customer service to our patients, offices and physicians- and we are counting on you to make that happen.

I think that it is important to understand the acquisition process and what the two companies can and cannot do prior to the formal Closing of this transaction, which we anticipate will occur during the 4th Quarter of this year. Shortly, the stockholders of both companies will be asked to vote to accept the Salix offer to acquire InKine. Once agreed to, InKine stockholders will receive shares of newly-issued Salix common stock based on an exchange ratio. This exchange ratio will equal $3.55 divided by the average (rounded to the nearest cent) of the per share closing prices of Salix common stock as reported by NASDAQ during the 40 trading days ending two days prior to the closing of the transaction.

During the period between today’s announcement and closing this Fall, both companies can begin getting to know each other better. We will communicate with you regularly and will be happy to answer any questions you may have. We promise to be as honest and as forthcoming as possible. Please be aware, however, that we are still two separate companies until the deal is completed. As such, there is a limit on how much we can do together and how much information can be shared between companies.

We will be holding a conference call today at 5 pm ET to discuss the press release with the investor community and other interested parties. An e-mail containing the press release and additional information about the call and web cast will be sent to you shortly. I encourage you to review the press release and listen to the web cast.

We will do our best to keep you informed of events and decisions on how the combined company will move forward. In the interim, please continue to provide the same high level of service and dedication to your co-workers and our customers that you have provided in the past. We appreciate all you do for us, every day. Information will be communicated to you as it becomes available.

I have tried to anticipate some of your questions and so I’ll read through them now.

Frequently Asked Q&A’s:

Please note that we are giving you this information early in the integration process and do not have all the answers at this time. Remember, our commitment to you is to communicate what we know, when we know it as clearly as possible. Please understand that there WILL be some things we can’t discuss at certain periods but we aren’t trying to hide anything from you. There are no hidden messages, so please don’t try to fill in the blanks or read between the lines. If something is unclear, just ask and if we have the answer, and can share it with you, we will.

Acquisition Process:

1.	Why did Salix choose to acquire InKine?

We believe the acquisition represents a great opportunity for Salix and InKine to combine their assets to create an even stronger company. We gain InKine’s product, Visicol, which has a patent protection until 2013 and INKP-102, a follow-on product to Visicol currently in development, which has the potential to have patent protection until 2024, and InKine gains the benefit of our premier Sales and Marketing organization and development expertise.

There’s a possibility we may pursue a constipation indication for INKP-102.

2.	What are the number of employees of each company?

Salix has 162 employees, 68 of whom are territory managers, and InKine currently has 75 employees. They have 51 slots for sales reps (there are some vacancies) and 5 District Sales Managers.

3.	When will integration be completed?

We are aiming to complete the integration by Early Q4. We have an Integration Team that is working hard on this right now. The Team has been Senior Staff up to this point, although we do expect to expand this team as we move forward, and you may be asked to sit on the team to provide additional assistance and expertise.

4.	How will the integration process be conducted?

We anticipate the process of mapping the new field sales territories will be completed in early August. At that point, we will identify where we have territory overlap and discuss directly with the individuals impacted. We anticipate that InKine Sales force will have an opportunity to be considered for appropriate openings within Salix.

5.	What is the communications process?

Salix is heading the integration team and will issue a regular communication to all staff with updates on the integration. Senior management is committed to answering all questions as fully as possible. We will also set up a password protected website to help with our communications process.

Staffing:

1.	Will there be a Reduction in Force (Will I lose my job)?

No. We will be expanding our territory managers from 68 to approximately 100. This is a growth plan, and as we’ve stated, we are in the process of identifying territory alignment and potential impact. We are also investigating the possibility of adding some institutional sales representatives through the National Accounts Program. So, as we go forward there will most likely be opportunities for promotions in the field. As we expand and identify openings and possible promotions, we anticipate that we will incorporate some of the InKine sales representatives into our sales force. We don’t know exactly what this will look like yet, but we will roll this out to you as soon as we do.

We will need to have the InKine home office employees stay for a period of time to help us through the transition. We are speaking to them on Monday to address their timelines and process. Once we speak to the InKine employees next week, we will know more specifics around who will be involved in the transition.

In all instances, Salix’s overriding goal throughout this process is to treat employees fairly, and with dignity and respect.

2.	How will management be making decisions about the new alignment?

We are committed to retaining the best management team and marketing and sales team for the combined company. Senior management is committed to making fair decisions about roles based on the job requirement, skills and experience as we do with any recruitment process. We will roll out the process once the plan has been finalized.

3.	What’s happening to current management?

The Salix Board of Directors and Senior Management team will continue to lead the combined company. We have agreed to add one Board member from the current InKine Board of Directors. Several current InKine employees have been offered roles within the new company, and we hope they will join us.

4.	Will my reporting structure change?

As we work through the territory and realignment process, we will be able to communicate this more specifically. There may be instances where the realignment results in some shift in territory size and reporting structure.

5.	What about people we have offered jobs to who haven’t yet started at Salix?

It is business as usual so start dates remain the same.

Benefits:

1.	Will my benefits change?

No. The benefits package that will be available to all employees of the combined company will be the same package that is currently offered to Salix employees. InKine employees will not lose anything they already have as Salix benefits are similar to those currently available to InKine employees.

2.	What is happening with my options?

For current employees of Salix, the stock options you have will continue to operate as they have under our stock plan. For employees of InKine, options will vest and be converted to Salix stock upon closing of the transaction.

3.	Can I exercise my options now?

As stated above, Salix employees will have no change to their options and they will continue to vest according to the stock option plan and there are no changes in the timeframe in which they can exercise their options.

General:

1.	What do we do now?

While there is no doubt some individuals in the organization will be heavily involved in ensuring a successful integration of the two organizations, we can’t lose focus on our mission and on our currently marketed products and our business at hand. Continuing to work hard, stay focused and serve our customers is critical to us now more than ever before. We are counting on each of you to help us.

Until we have the new sales territories available, we ask that the field sales force continue to focus on your existing territory and implementing the current Plan of Action.

2.	Will the company be changing its name?

No.

3.	What are we saying to vendors and suppliers or physicians at the moment?

We can say that Salix has agreed to acquire InKine and we are waiting for the deal to close. We can direct them to press releases and any other public information. Again, if you have questions about this or are unsure, please contact Steve Celestini, our General Counsel, and he will be able to advise you.

4.	What about all our forthcoming external activities – dinner programs, conferences and so on.

It is critical for us to continue to run our business as usual and focus on our priority marketing and drug development projects.

5.	What will happen to our Stock Price?

We don’t really know. Ordinarily in these situations after a deal has been announced, you can expect to see an increase in the stock price in the target company (InKine) and a decrease in the acquiring company (Salix. The change is usually temporary and lasts while the market is absorbing the news of the transaction. Of course we can’t predict what will happen in the stock market.

As you can imagine, it’s a very unsettling time for the InKine employees who’ve just been told they are being acquired. I’m sure they’ll have questions, concerns and may try to call you and figure out what their future is. The truth is that we don’t know yet what it will all look like, but we need to keep in mind how they must be feeling and treat them with respect and caring concern. If they have questions for you, please try to reassure them and point them back to their management team or to Jen Reynolds in HR.

Thank you so much for your time and attention. We know this is going to be a confusing and trying time for some, but we are certain that this transaction will result in an even stronger, better Salix than ever before. I am excited and energized by the future of Salix and all that lies ahead. Thank you, in advance, for all of your hard work, your continued focus and dedication to furthering our company and our mission. We recognize that our employees are our number one asset and we are proud of all you do and all you represent.

I imagine you have some additional questions and I am happy to try to answer them as best I can. If you think of other questions after we conclude this call, please feel free to call your manager or Jen Reynolds.

Thank you.

Additional Information

In connection with the merger between Salix and InKine, Salix intends to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF SALIX AND INKINE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SALIX, INKINE AND THE MERGER. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Salix or InKine with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Salix by directing a request to: Salix Pharmaceuticals, Ltd., 1700 Perimeter Park Drive, Morrisville, North Carolina 27560, Attn: Investor Relations.

Salix, InKine and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Salix and InKine in favor of the merger. Information about the executive officers and directors of Salix and their ownership of Salix common stock is set forth in the proxy statement for Salix’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2005. Information about the executive officers and directors of InKine and their ownership of InKine common stock is set forth in the proxy statement for InKine’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests of Salix, InKine and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger when it becomes available.